SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ___________ to ___________


03026247

Commission file number: 001-31689

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Jefferson Federal Savings and Loan Association of Morristown Employees' Savings & Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Jefferson Bancshares, Inc.
120 Evans Avenue
Morristown, Tennessee 37814

REQUIRED INFORMATION

Item 1-3. The Jefferson Federal Savings and Loan Association of Morristown (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. A copy of the Plan's Summary Annual Report and Schedule I to the Form 5500 will be filed by amendment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 3, 2003

Jefferson Federal Savings and Loan
of Morristown Employees' Savings &
Profit Sharing Plan



Anderson L. Smith
Plan Administrator